Exhibit 99.3

Deloitte LLP La Tour Deloitte 1190 Avenue des Canadiens-de-Montréal Suite 500 Montréal QC H3B 0M7 Canada Tel: 514-393-7115 Fax: 514-390-4116 www.deloitte.ca

February 27, 2026

To:

Autorité des marchés financiers
Alberta Securities Commission
British Columbia Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
Financial and Consumer Services Commission, New Brunswick
Nova Scotia Securities Commission
Superintendent of Securities, Department of Justice and Public Safety, Prince Edward Island
Office of the Superintendent of Securities, Service Newfoundland and Labrador

Dear Sirs/Mesdames:

RE: Notice of Change of Auditor - TFI International Inc. (the “Corporation”)

As required by subparagraph (6)(a)(ii) of section 4.11 of National Instrument 51-102, we have reviewed the Change of Auditor Notice of the Corporation dated February 27, 2026 (the “Notice”) and, based on our knowledge of such information at this time, we agree with statement 3 as it relates to Deloitte LLP and we have no basis to agree or disagree with statements 1, 2, 4 and 5 contained in the Notice.

Yours truly,